NXT ANNOUNCES REVISED DATE TO INVESTOR’S CONFERENCE CALL TO APRIL 19, 2011

Thursday April 14, 2011

NXT Energy Solutions Inc.

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA- NXT Energy Solutions Inc. (“NXT” or “the Company") announces that the previously announced investor’s conference call scheduled for today has been rescheduled due to technical difficulties to Tuesday April 19th, 2011 at 2:30 PDT (4:30 EDT or 1:30 PDT).  NXT’s management invites all interested parties to participate in this conference call.

To participate in the call please phone one of the numbers below and then enter the conference access code followed by the “#” key:

Dial-in Phone Numbers:
1-877-353-9586 toll free from Canada and USA
403-532-8075 Calgary or International 604-681-0262 Vancouver
647-837-0597 Toronto

Participant Access Code:  80452

NXT is a Calgary based company providing airborne detection solutions to support hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential.  NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method that remotely identifies potential traps and reservoirs.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is effective both onshore and offshore.  NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration.  SFD® is the registered trademark of NXT Energy Solutions Inc.

For further information contact:

Ken Rogers, VP Finance and CFO
NXT Energy Solutions Inc.
Suite 1400, 505 3rd Street, S.W.,
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
nxt_info@nxtenergy.com
www.nxtenergy.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this release.